Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2007

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Henry Bosch AO (Non-Executive Chairman)

Michael B. Ohanessian (Chief Executive Officer)

Fred Bart

David Carruthers

John S. Dawkins AO

Dr. Mervyn Jacobson

Company Secretary

Thomas G. Howitt

Registered & Head Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040

E-mail:	info@gtg.com.au

Share Registry		Bankers

Computershare Investor Services Pty. Ltd.		St. George Bank Limited
Level 2, 45 St George’s Terrace		530 Collins Street
Perth W.A. 6000		Melbourne Vic. 3000
Australia		Australia

Telephone:	+61 8 9323 2000	KeyBank National Association
Facsimile:	+61 8 9323 2033	1130 Haxton Drive
Fort Collins CO 80525
www.computershare.com		United States of America

Auditors		Stock Exchange information
Ernst & Young		Australian Securities Exchange Limited (code: GTG)
Chartered Accountants		2 The Esplanade
The Ernst & Young Building		Perth W.A. 6000
8 Exhibition Street		Australia
Melbourne Vic. 3000
Australia		NASDAQ Global Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address		United States of America
www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D of the ASX Listing Rules
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

1.	The reporting period covers the half-year ended 31 December 2007.
The previous corresponding period covers the half-year ended 31 December 2006.

2.	Results for announcement to the market

Total revenue from ordinary activities for the reporting period was $9,079,300, being an increase of approximately 231% over the figure for the previous corresponding period of $3,923,878.

The loss from ordinary activities after income tax attributable to Members for the reporting period was $(453,582), being a decrease of approximately 91% over the figure for the previous corresponding period of $(5,310,124).

The net loss attributable to Members for the reporting period was $(453,582), being a decrease of approximately 91% over the figure for the previous corresponding period of $(5,310,124).

The Company does not propose to pay a dividend.

Not applicable.

The significant increase in total revenue during the period under review was primarily due to a substantial rise in licensing revenues and steady growth in the Company’s genetic testing business. Total expenses incurred during the half-year remained consistent with those of the previous corresponding period, rising a modest 3%.

3.

Net tangible assets per ordinary share as at 31 December 2007 was 4.99 cents, being an increase of approximately 4.8% over the figure for the previous corresponding period (30 June 2007) of 4.76 cents.

4.

During the period, Genetic Technologies Limited neither gained nor lost control of any other entities.  However, on 30 June 2006, two of the Company’s former subsidiaries, Silbase Scientific Services Pty. Ltd. and Simons GeneType Diagnostics Pty. Ltd. ceased operations.  On 15 July 2007, formal advice was received advising that both companies had been deregistered.  As part of this transaction, the shares in Genetic Technologies Corporation Pty. Ltd. that were previously owned by Simons GeneType Diagnostics Pty. Ltd. were transferred to Genetic Technologies Limited.  The shares were transferred at cost.

5.	No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.

6.	The Company has no dividend reinvestment plans in operation.

7.

During the period, Genetic Technologies Limited held a 15.19% interest in an exploration joint venture covering tenements in Western Australia.  The Company has written off its investment in the Project in previous years, makes no contributions to its operation and has received no income from the joint venture.  At balance date, the Company’s share of estimated potential rehabilitation liabilities totalled $73,000.

This report is based on financial statements reviewed by the auditor, a copy of which is attached.

Signed on behalf of Genetic Technologies Limited

Dated this 28th day of February, 2008.
MICHAEL B. OHANESSIAN
Director

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Condensed Half-Year Financial Report

for the period ended

31 DECEMBER 2007

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2007.

Directors

The names of the Directors of the Company in office during the half-year and until the date of this Report are as stated below.  All Directors were in office for the entire period, with the exception of Mr. Ohanessian who was appointed as Chief Executive Officer on 24 September 2007.  Also on that date, Dr. Jacobson resigned as Chief Executive Officer and was immediately appointed as a Non-Executive Director to fill a casual vacancy.

Henry Bosch AO (Non-Executive Chairman)

Michael B. Ohanessian (Chief Executive Officer)

Fred Bart

David Carruthers

John S. Dawkins AO

Dr. Mervyn Jacobson

Review and results of operations

The consolidated entity continues to operate in the biotechnology sector.  The net loss of the consolidated entity for the financial half-year ended 31 December 2007 was $453,582.

The first half of the 2008 financial year saw the Company deliver significant improvements in all aspects of its financial performance as compared to corresponding period in the 2007 year.  Total revenues and other income increased by over 230% to approximately $9.08 million, whilst total expenses remained largely constant.  As a result, the operating loss after tax attributable to the members of the Company fell from $5.31 million for the first half of 2007 to less than $454,000 for the current period.

The increase in revenues was driven by solid performances in both the licensing and testing divisions.  Cost containment continues to be an important focus for management and, as a result, the overall loss for the half-year was reduced to $454,000 whilst positive cash flows generated from operations during the six-month period ended 31 December 2007 delivered a satisfactory result of $876,000.  By way of comparison, the Company disclosed negative cash outflows of $1.74 million in the previous corresponding period.  This current period result, in turn, saw the Company’s cash reserves increase to almost $14.3 million at the end of the period.

The Company’s policy of converting foreign currency funds to Australian Dollars upon receipt has helped to minimise the impact of the strengthening Australian Dollar on licensing revenues that are agreed in US Dollars.  Accordingly, the Company’s cash and cash equivalents are held predominantly in Australian Dollars.

With recent increases in Australian interest rates, term deposits have been negotiated by the Company at interest rates in excess of 7.2% per annum.  At these levels, the Company’s current cash assets would generate total interest income in excess of $1 million per annum.

During the half-year period, a review of the Company’s longer term strategy was undertaken with a view to significantly expanding its genetic testing business.  As a consequence of this review, the Company committed to expand its field sales team in Australia and in the emerging China market, focusing on the fast growing canine genetics market.  Similarly, the Company invested considerable focus on expanding its human DNA profiling business which resulted in securing an outsourcing contract for forensic DNA analysis for the NSW Police Force shortly after the reporting period.  This important agreement, along with other initiatives being implemented by management, will see the Company grow its genetics testing business in Australia and international markets.

During the half-year under review, several of the Company’s later-stage research and development projects made further important strides towards commercialisation, with trials now being initiated in three of these important projects.  Details will be provided to the Market at the appropriate time.

As stated above, Mr. Michael Ohanessian was appointed as Chief Executive Officer on 24 September 2007.

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

On 8 March 2007, the Company announced that the Australian Securities and Investments Commission (“ASIC”) had sought information from the Company regarding certain past trading in its shares.  The Company has cooperated fully with ASIC.  The Company later clarified to the Market that, whilst the information being sought by ASIC did not relate to any suspected wrongdoing by the Company itself, it did relate to the activities of certain Executives of the Company.  As at the date of this Half-Year Report, the Company understands that the investigation is continuing but it is not aware whether any further action will be taken by ASIC in relation to this matter.

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and in releases made by the Company to the Australian Securities Exchange (ASX) during the half-year.

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, Ernst & Young, which has been reproduced on page 3 of this Report.

Signed in accordance with a resolution of the Directors.

HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 28 February 2008

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our review of the financial report of Genetic Technologies Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ AJ Pititto
A. J. Pititto
Partner
28 February 2008

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

CONDENSED INCOME STATEMENT

Half-year ended 31 December 2007

		Consolidated
		Half-year ended	Half-year ended
	Notes	31 December 2007	31 December 2006
		$	$

Continuing operations
Revenues and other income	2	9,079,300	3,923,878
Expenses	2	(9,537,342)	(9,258,764)
Loss before income tax expense		(458,042)	(5,334,886)
Income tax expense		—	—
Loss after income tax expense		(458,042)	(5,334,886)
Net loss attributable to minority interest		4,460	24,762
Net loss attributable to members of Genetic Technologies Limited		(453,582)	(5,310,124)

Basic loss per share (cents per share)		(0.1)	(1.5)
Diluted loss per share (cents per share)		(0.1)	(1.5)

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

BALANCE SHEET

As at 31 December 2007

	Consolidated
	As at	As at
	31 December 2007	30 June 2007
	$	$

ASSETS
Current assets
Cash and cash equivalents	13,840,083	13,333,750
Trade and other receivables	1,485,671	646,946
Prepayments	720,646	543,252
Other financial assets	71,403	76,898
Total current assets	16,117,803	14,600,856

Non-current assets
Deposits / cash	450,000	450,000
Prepayments	—	8,698
Available-for-sale investments	225,752	233,330
Property, plant and equipment	1,281,574	1,944,379
Intangible assets and goodwill	10,439,774	12,211,774
Total non-current assets	12,397,100	14,848,181
Total assets	28,514,903	29,449,027

LIABILITIES
Current liabilities
Trade and other payables	1,470,184	1,563,652
Interest-bearing liabilities	219,821	476,989
Deferred revenue	38,215	321,317
Withholding tax payable	329,710	324,837
Provisions	562,515	561,968
Total current liabilities	2,620,445	3,248,763

Non-current liabilities
Interest-bearing liabilities	13,362	46,978
Provisions	77,320	50,477
Total non-current liabilities	90,682	97,455
Total liabilities	2,711,127	3,346,218
Net assets	25,803,776	26,102,809

EQUITY
Contributed equity	70,243,996	70,243,996
Reserves	1,610,574	1,456,895
Accumulated losses	(46,196,682)	(45,743,100)
Parent interests	25,657,888	25,957,791
Minority interests	145,888	145,018
Total equity	25,803,776	26,102,809

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

STATEMENT OF CASH FLOWS

Half-year ended 31 December 2007

	Consolidated
	Half-year ended	Half-year ended
	31 December 2007	31 December 2006
	$	$

Cash flows (used in) / provided by operating activities
Receipts from customers	7,798,979	3,281,267
Payments to suppliers and employees	(7,483,149)	(5,677,209)
Other income	298,487	417,710
Interest received	294,605	289,195
Borrowing costs	(33,265)	(51,829)
Net cash flows (used in) / provided by operating activities	875,657	(1,740,866)

Cash flows (used in) / provided by investing activities
Purchase of property, plant and equipment	(14,574)	(122,708)
Proceeds from sale of fixed assets	26,659	—
Net cash flows (used in) / provided by investing activities	12,085	(122,708)

Cash flows used in financing activities
Repayment of finance lease principal	(290,782)	(247,515)
Advances to third parties	—	(83,293)
Net cash flows used in financing activities	(290,782)	(330,808)
Net increase / (decrease) in cash and cash equivalents	596,960	(2,194,382)
Cash and cash equivalents at the beginning of the period	13,783,750	11,885,247
Net foreign exchange difference	(90,627)	(179,238)
Cash and cash equivalents at the end of the period (Note 4)	14,290,083	9,511,627

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2007

	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$

At 1 July 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139
Movements for the period
Currency translation differences	—	13,218	—	13,218	—	13,218
Total income and expense for the period recognised directly in equity	—	13,218	—	13,218	—	13,218
Income / (loss) for the period	—	—	(5,310,124)	(5,310,124)	(24,762)	(5,334,886)
Total income / (expense)for the period	—	13,218	(5,310,124)	(5,296,906)	(24,762)	(5,321,668)
Share-based payments	—	167,623	—	167,623	—	167,623
Net movements for the period	—	180,841	(5,310,124)	(5,129,283)	(24,762)	(5,154,045)
At 31 December 2006	70,243,996	1,418,365	(46,724,681)	24,937,680	150,414	25,088,094

At 1 July 2007	70,243,996	1,456,895	(45,743,100)	25,957,791	145,018	26,102,809
Movements for the period
Currency translation differences	—	16,715	—	16,715	5,330	22,045
Total income and expense for the period recognised directly in equity	—	16,715	—	16,715	5,330	22,045
Income / (loss) for the period	—	—	(453,582)	(453,582)	(4,460)	(458,042)
Total income / (expense)for the period	—	16,715	(453,582)	(436,867)	870	(435,997)
Share-based payments	—	136,964	—	136,964	—	136,964
Net movements for the period	—	153,679	(453,582)	(299,903)	870	(299,033)
At 31 December 2007	70,243,996	1,610,574	(46,196,682)	25,657,888	145,888	25,803,776

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2007

NOTE 1:  Summary of significant accounting policies

The Condensed Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, including Australian Accounting Standard AASB 134 “Interim Financial Reporting” and other mandatory professional reporting requirements.

The Condensed Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2007, which was prepared based on Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”).

It is also recommended that the Condensed Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2007 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The same accounting policies and methods of computation have been followed in the interim financial report for the half-year ended 31 December 2007 as compared to the annual financial report for the year ended 30 June 2007.  New or amended Australian Accounting Standards and Interpretations that were applicable to the Company from 1 July 2007 did not have any impact on the interim financial report for the half-year ended 31 December 2007.

Certain reclassifications have been made in the financial statements to ensure that prior half-year comparatives conform to current half-year presentations (refer Note 7).

Basis of accounting and statement of compliance

The Condensed Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and complies with applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional requirements.

The Condensed Half-Year Financial Report has been prepared on an historical cost basis, except for investments classified as available-for-sale that have been measured at fair value.  For the purpose of preparing the Condensed Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

NOTE 2: Revenues, other income and expenses
Loss before income tax expense includes the following revenues, other income and expenses whose disclosure is relevant in explaining the performance of the entity:

	Consolidated
	Half-year ended	Half-year ended
	31 December 2007	31 December 2006
	$	$

Revenues
License fees received	6,040,813	235,166
Royalties and annuities received	646,667	1,515,983
Rendering of testing services	1,728,816	1,503,999
Interest received	418,759	292,189
Total revenues	8,835,055	3,547,337

Other income
Grant income	125,454	362,037
Other income	118,791	14,504
Total other income	244,245	376,541
Total revenues and other income	9,079,300	3,923,878

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

NOTE 2: Revenues, other income and expenses (cont.)

	Consolidated
	Half-year ended	Half-year ended
	31 December 2007	31 December 2006
	$	$

Expenses
Employee benefits expenses	(3,042,102)	(2,495,277)
Amortisation	(2,052,362)	(2,047,902)
Testing supplies and services	(820,900)	(1,101,794)
Research and development expenses	(578,486)	(793,569)
Legal and patent expenses	(534,740)	(365,759)
Royalties, license fees and commissions	(422,952)	(156,864)
Administrative expenses	(371,647)	(304,605)
Depreciation	(370,361)	(290,699)
Net foreign exchange losses	(291,409)	(229,724)
Rent and outgoings	(274,310)	(256,322)
Other expenses	(190,073)	(128,617)
Travel and accommodation	(178,032)	(262,936)
Insurance	(150,268)	(147,580)
Share-based payments expense	(136,964)	(167,623)
Marketing and promotion expenses	(59,200)	(359,421)
Borrowing costs	(33,604)	(51,829)
Withholding tax	(29,932)	(98,243)
Total expenses	(9,537,342)	(9,258,764)

NOTE 3:  Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2007 and no dividends were proposed.

NOTE 4: Cash and cash equivalents
Reconciliation of cash and cash equivalents

	Consolidated
	As at	As at
	31 December 2007	30 June 2007
	$	$

Cash at bank and on hand	1,763,038	11,303,764
Short-term deposits	12,077,045	2,029,986
Non-current deposits / cash (refer note)	450,000	450,000
Total cash and cash equivalents	14,290,083	13,783,750

Note:  As at 31 December 2007, an amount of $450,000 was held as a security deposit for a bank guarantee.

NOTE 5:  Segment reporting

Business segments

The following table presents the revenue and loss information regarding business segments for the half-years ended 31 December 2007 and 31 December 2006, respectively.

The Group has identified its four reportable operating segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of similar products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Management team and the Board of Directors on a monthly basis.

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

The four reportable segments used by the Company are:

Licensing – involves the out-licensing of the Company’s “non-coding” technology.

Testing – involves the provision of a range of genetic testing services.

Research – involves the undertaking of research and development projects in the field of genetics and related areas.

Corporate – involves the management of the Company’s corporate activities and includes interest income received.

Business segments

			Revenues and income
Segment		Sales	Other	Unallocated	Totals	Result
		$	$	$	$	$
Licensing	2007	6,687,480	—	—	6,687,480	4,159,957
	2006	1,751,149	—	—	1,751,149	410,067
Testing	2007	1,728,816	—	—	1,728,816	(1,258,476)
	2006	1,503,999	—	—	1,503,999	(2,105,798)
Research	2007	—	125,454	—	125,454	(1,792,277)
	2006	—	362,037	—	362,037	(2,267,046)
Corporate	2007	—	118,791	418,759	537,550	(1,567,246)
	2006	—	14,656	292,037	306,693	(1,372,109)
Totals	2007	8,416,296	118,791	418,759	9,079,300	(458,042)
	2006	3,255,148	14,656	292,037	3,923,878	(5,334,886)

Note:   There were no intersegment sales.

NOTE 6:  Contingent assets and liabilities

On 12 December 2005, the Company announced that it had reached a final settlement of its patent dispute with Applera Corporation.  As part of the settlement, the parties had executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain Applera equipment and reagents which the Company uses in its genetic testing business.  The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000.  During the periods ended 31 December 2007, the Company had drawn down equipment and reagents under the supply agreement with a total of $2,222,244.  Accordingly, as at 31 December 2007, the Company had a contingent asset representing remaining credits available to it with a total value of $6,325,256.

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest.  Until further information regarding the claims and the affected area becomes available, the Group will not be in a position to assess the likely effect, if any, of any claim.  However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.  Further, in respect of the North Laverton Joint Venture, the Company has been advised that potential rehabilitation works on the tenements held by the Joint Venture may one day be required.  The estimated amount of this liability which may be payable by the Company is in the order of $73,000 as at balance date.

Apart from the above, there have been no changes to the contingent assets and liabilities which were disclosed in the Company’s Financial Report for the year ended 30 June 2007.

NOTE 7:  Reclassifications

Both revenues and expenses for the half-year ended 31 December 2006, have been reduced by $119,652 to ensure consistency of presentation with current period figures.  This reclassification had no effect on the loss for that period.

NOTE 8:  Events after the balance sheet date

There have been no events which have occurred after balance sheet date.

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a)     the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)     complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

(ii)    giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b)    there are reasonable grounds to believe that Genetic Technologies Limited will be able to pay its debts as and when they become due and payable.

On behalf of the Board

HENRY BOSCH AO
Non-Executive Chairman

Melbourne, 28 February 2008

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

To the members of Genetic Technologies Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Genetic Technologies Limited, which comprises the balance sheet as at 31 December 2007, and the condensed income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at 31 December 2007 or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Genetic Technologies Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Genetic Technologies Limited is not in accordance with the Corporations Act 2001, including:

GENETIC TECHNOLOGIES LIMITED	2007 Half-Year Financial Report

(i)            giving a true and fair view of the consolidated entity’s financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii)           complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/Ernst & Young

Ernst & Young

/s/ AJ Pititto

A. J. Pititto
Partner
Melbourne
28 February 2008